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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Psychiatric Solutions, Inc. (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
74439H 10 8 (CUSIP Number)
Edward F. Glassmeyer Oak Management Corporation One Gorham Island Westport, CT 06880 (203) 226-8346 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Charles J. Downey III, Esq. Finn Dixon & Herling LLP One Landmark Square Stamford, CT 06901 (203) 325-5000 January 6, 2003 (Date of Event which Requires Filing of this Statement)

CUSIP NO. 74439H 10 8	13D	Page 2 of 32

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 74439H 10 8	13D	Page 3 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak Investment Partners VII, Limited Partnership 06-1477520

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 1,632,777
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None.
PERSON WITH
	(9)	Sole Dispositive Power 1,632,777

	(10)	Shared Dispositive Power None.

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,777

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 21.1%

(14)	Type of Reporting Person PN

CUSIP No. 74439H 10 8	13D	Page 4 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak Associates VII, LLC 06-1490960

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,632,777
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power 1,632,777

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,777

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 21.1%

(14)	Type of Reporting Person OO-LLC

CUSIP No. 74439H 10 8	13D	Page 5 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak VII Affiliates Fund, Limited Partnership 06-6443681

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 40,997
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None.
PERSON WITH
	(9)	Sole Dispositive Power 40,997

	(10)	Shared Dispositive Power None.

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,997

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 0.5%

(14)	Type of Reporting Person PN

CUSIP No. 74439H 10 8	13D	Page 6 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak VII Affiliates, LLC 06-1490961

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 40,997
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power 40,997

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,997

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 0.5%

(14)	Type of Reporting Person OO-LLC

CUSIP No. 74439H 10 8	13D	Page 7 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak Investment Partners X, Limited Partnership 06-1601019

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None.
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power None.

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person None.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Not applicable.

(14)	Type of Reporting Person PN

CUSIP No. 74439H 10 8	13D	Page 8 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak Associates X, LLC 06-1630661

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None.
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power None.

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person None.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Not applicable.

(14)	Type of Reporting Person OO-LLC

CUSIP No. 74439H 10 8	13D	Page 9 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak X Affiliates Fund, Limited Partnership 06-1622220

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None.
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power None.

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person None.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Not applicable.

(14)	Type of Reporting Person PN

CUSIP No. 74439H 10 8	13D	Page 10 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak X Affiliates, LLC 06-1630662

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None.
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power None.

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person None.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Not applicable.

(14)	Type of Reporting Person OO-LLC

CUSIP No. 74439H 10 8	13D	Page 11 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Oak Management Corporation 06-0990851

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,673,774
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power 1,673,774

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,673,774

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 21.6%

(14)	Type of Reporting Person CO

CUSIP No. 74439H 10 8	13D	Page 12 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Bandel L. Carano

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,673,774
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power 1,673,774

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,673,774

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 21.6%

(14)	Type of Reporting Person IN

CUSIP No. 74439H 10 8	13D	Page 13 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Gerald R. Gallagher

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,673,774
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power 1,673,774

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,673,774

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 21.6%

(14)	Type of Reporting Person IN

CUSIP No. 74439H 10 8	13D	Page 14 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Edward F. Glassmeyer

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,673,774
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power 1,673,774

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,673,774

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 21.6%

(14)	Type of Reporting Person IN

CUSIP No. 74439H 10 8	13D	Page 15 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Fredric W. Harman

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,673,774
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power 1,673,774

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,673,774

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 21.6%

(14)	Type of Reporting Person IN

CUSIP No. 74439H 10 8	13D	Page 16 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Ann H. Lamont

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,673,774
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power 1,673,774

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,673,774

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 21.6%

(14)	Type of Reporting Person IN

CUSIP No. 74439H 10 8	13D	Page 17 of 32

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) David B. Walrod

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power None.
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None.
PERSON WITH
	(9)	Sole Dispositive Power None.

	(10)	Shared Dispositive Power None.

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person None.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Not applicable.

(14)	Type of Reporting Person IN

Amendment No. 1 to
Statement on Schedule 13D

        This Amendment No. 1 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of Psychiatric Solutions, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) and amends and supplements the Schedule 13D filed by certain of the Reporting Persons on August 5, 2002. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13D. This Amendment No. 1 to Statement on 13D is being filed on a precautionary basis assuming that the pending unconsummated transactions described below will be consummated, to reflect the addition of the new Reporting Persons listed in Item 2 and to disclose such pending unconsummated transactions.

ITEM 2.    IDENTITY AND BACKGROUND.

        Item 2 is hereby amended and restated in its entirety as follows:

        (a)  This statement is filed by Oak Investment Partners VII, Limited Partnership, a Delaware limited partnership ("Oak Investment Partners VII"), Oak Associates VII, LLC, a Delaware limited liability company ("Oak Associates VII"), Oak VII Affiliates Fund, Limited Partnership, a Delaware limited partnership ("Oak Affiliates Fund VII"), Oak VII Affiliates, LLC, a Delaware limited liability company ("Oak VII Affiliates"), Oak Investment Partners X, Limited Partnership, a Delaware limited partnership ("Oak Investment Partners X"), Oak Associates X, LLC, a Delaware limited liability company ("Oak Associates X"), Oak X Affiliates Fund, Limited Partnership, a Delaware limited partnership ("Oak Affiliates Fund X"), Oak X Affiliates, LLC, a Delaware limited liability company ("Oak X Affiliates") Oak Management Corporation, a Delaware corporation ("Oak Management"), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod (collectively with Messrs. Carano, Gallagher, Glassmeyer and Harman and Ms. Lamont, the "Partners").

        Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII, Oak VII Affiliates, Oak Investment Partners X, Oak Associates X, Oak Affiliates Fund X, Oak X Affiliates and Oak Management are collectively referred to as the "Oak Entities." The Oak Entities and the Partners are collectively referred to as the "Reporting Persons" in this Amendment No. 1 to Schedule 13D.

        By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it, him or her, as the case may be.

        The Agreement of Reporting Persons is attached hereto as Exhibit A.

        (b)  The principal executive offices of each of the Oak Entities, and the business address of each Partner, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

        (c)  The principal business of Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X and Oak Affiliates Fund X is to assist growth-oriented businesses located primarily in the United States. The principal business of Oak Associates VII is to act as general partner of Oak Investment Partners VII. The principal business of Oak VII Affiliates is to act as general partner of Oak Affiliates Fund VII. The principal business of Oak Associates X is to act as general partner of Oak Investment Partners X. The principal business of Oak X Affiliates is to act as general partner of Oak Affiliates Fund X. The principal business of Oak Management is to act as investment advisor to Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak

Affiliates Fund X and other venture capital investment funds. The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

        (d)  None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

        (e)  During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Each of the Oak Entities is organized under the laws of Delaware. Each of the Partners is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended and restated in its entirety as follows:

        A total of 1,673,774 of the shares of Common Stock to which this Amendment No. 1 to Schedule 13D relates were issued pursuant to the Agreement and Plan of Merger by and between the Company (formerly known as PMR Corporation prior to its name change to "Psychiatric Solutions, Inc."), PMR Acquisition Corporation ("Merger Sub") and Psychiatric Solutions, Inc., currently known as "Psychiatric Solutions Hospitals, Inc." ("Old PSI"), dated as of May 6, 2002 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub was merged (the "Merger") with and into Old PSI, with Old PSI surviving as a wholly-owned subsidiary of the Company. The Merger was completed on August 5, 2002. Oak Investment Partners VII and Oak Affiliates Fund VII held securities of Old PSI prior to the completion of the Merger. Under the terms of the Merger Agreement, upon completion of the Merger, the outstanding securities of Old PSI held by Oak Investment Partners VII and Oak Affiliates Fund VII were converted into 1,632,777 and 40,997 shares of Common Stock of the Company, respectively. The purchase price for the Old PSI securities originally purchased by Oak Investment Partners VII and Oak Affiliates Fund VII was furnished from the investment capital of Oak Investment Partners VII and Oak Affiliates Fund VII contributed by their investors. No part of such purchase price was borrowed by such Reporting Persons for the purpose of acquiring such securities. No additional consideration was paid by Oak Investment Partners VII or Oak Affiliates Fund VII in connection with the conversion of securities of Old PSI into shares of Common Stock of the Company upon completion of the Merger.

        As of January 6, 2003, Oak Investment Partners X and Oak Affiliates Fund X entered into a Stock Purchase Agreement with the Company and other investors (the "Purchase Agreement"), listed as Exhibit C hereto, in connection with a private placement of securities by the Company. Pursuant to the Purchase Agreement, at the initial closing of the private placement (the "First Funding"), which is scheduled to occur on March 31, 2003 (the date upon which the First Funding occurs being referred to herein as the "First Funding Date") and which is subject to the satisfaction of certain material conditions related thereto, including the receipt of approval from the Company's stockholders and The Nasdaq Stock Market, Inc., Oak Investment Partners X will purchase 1,789,455 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company ("Series A Preferred Stock") at a per share price of $5.50 and for an aggregate purchase price of $9,842,002.50 and Oak Affiliates Fund X will purchase 28,727 shares of Series A Preferred Stock at a per share price of $5.50 and for an aggregate purchase price of $157,998.50, in each case, subject to satisfaction of the conditions to closing contained in the Purchase Agreement. The purchase price to be paid by Oak Investment Partners X and Oak Affiliates Fund X is expected to be furnished from the investment capital of Oak Investment Partners X and Oak Affiliates Fund X contributed by their investors. No part of the purchase price is expected to be borrowed by Oak Investment Partners X and Oak Affiliates Fund X for the purpose of acquiring such securities.

        The Purchase Agreement provides for additional purchases of shares of Series A Preferred Stock at a second closing (the "Second Funding"), which is scheduled to occur on June 30, 2003 (the date upon which the Second Funding occurs being referred to herein as the "Second Funding Date") and which is subject to the satisfaction of certain material conditions related thereto, including the receipt of approval from the Company's stockholders and The Nasdaq Stock Market, Inc. Pursuant to the Purchase Agreement, at the Second Funding, Oak Investment Partners X will purchase 1,789,455 shares of Series A Preferred Stock for an aggregate purchase price of $9,842,002.50 and Oak Affiliates Fund X will purchase 28,727 shares of Series A Preferred Stock for an aggregate purchase price of $157,998.50, in each case, subject to satisfaction of the conditions to closing contained in the Purchase Agreement. The purchase price to be paid by Oak Investment Partners X and Oak Affiliates Fund X is expected to be furnished from the investment capital of Oak Investment Partners X and Oak Affiliates Fund X contributed by their investors. No part of the purchase price is expected to be borrowed by Oak Investment Partners X and Oak Affiliates Fund X for the purpose of acquiring such securities.

        Each share of Series A Preferred Stock will be convertible into Common Stock at an initial conversion price of $5.50, or at an initial conversion rate of 1 share of Common Stock for each share of Series A Preferred Stock converted, plus accrued and unpaid dividends on such share, subject for one year from the First Funding Date to "full ratchet" antidilution adjustments in respect of dilutive issuances at an aggregate price in excess of $5,000,000 and subject thereafter to "weighted average" antidilution adjustments in respect of any dilutive issuances (in each case subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company listed as Exhibit D hereto (the "Certificate of Designations").

        This Item 3 (and the other Items of this Amendment No. 1 to Schedule 13D) do not provide a complete description of the Purchase Agreement or the Certificate of Designations and each such description is qualified in its entirety by reference to the Purchase Agreement, listed as Exhibit C hereto, and the Certificate of Designations, listed as Exhibit D hereto, each of which is incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION.

        Item 4 is hereby amended and restated in its entirety as follows:

        Each of Oak Investment Partners VII and Oak Affiliates Fund VII holds the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

        Each of Oak Investment Partners X and Oak Affiliates Fund X will hold the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

        Depending on prevailing market, economic and other conditions, each of Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X and Oak Affiliates Fund X may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company. Each of Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X and Oak Affiliates Fund X intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company and the Company's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

        The outstanding securities of Old PSI held by Oak Investment Partners VII and Oak Affiliates Fund VII were converted into 1,632,777 and 40,997 shares of Common Stock, respectively, upon completion of the Merger on August 5, 2002, all as described in Item 3 above.

        Oak Investment Partners X and Oak Affiliates Fund X entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell, and each of Oak Investment Partners X and Oak Affiliates Fund X agreed to purchase, the number of shares of Series A Preferred Stock all as described in Item 3 above and pursuant to which the Company granted certain rights to Oak Investment Partners X and Oak Affiliates Fund X. The Series A Preferred Stock contains adjustment provisions pursuant to which, in certain circumstances, each of Oak Investment Partners X and Oak Affiliates Fund X may be entitled to acquire additional shares of Common Stock. As a condition to the initial closing under the Purchase Agreement, the Company is obligated to file the Certificate of Designations, which provides that the Series A Preferred Stock has antidilution protection and liquidation, conversion and voting rights in preference to the Common Stock. Descriptions of such rights, and of rights under the Purchase Agreement, contained herein are qualified in their entirety by reference to the Purchase Agreement listed as Exhibit C hereto and the Certificate of Designations listed as Exhibit D hereto.

        Conversion of Series A Preferred Stock.    Pursuant to the Certificate of Designations, the shares of Series A Preferred Stock shall be automatically converted into Common Stock if the dollar volume-weighted average price per share of Common Stock exceeds $15.00 for any thirty (30) consecutive trading day period that begins after the 18 month anniversary of the First Funding Date, as adjusted for any stock splits, reverse stock splits, stock dividends or similar transactions affecting the Common Stock. The Series A Preferred Stock may also be converted at any time at the election of each holder. The Series A Preferred Stock has antidilution protection features as described in Item 3, above.

        Dividends.    The holders of shares of Series A Preferred Stock shall receive dividends, out of the assets of the Company legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common Stock or any other equity securities of the Company, at an annual rate equal to (i) five percent (5%) of the Accreted Value (as defined below) through and until the second anniversary of the First Funding Date and (ii) seven percent (7%) of the Accreted Value from and after the second anniversary of the First Funding Date, in each case, calculated on the basis of a 360-day year, consisting of twelve 30-day months, and accruing on a daily basis from the date of issuance thereof, whether or not declared. The term, "Accreted Value" means, as of any date, with respect to each share of Series A Preferred Stock, $5.50 (subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Common Stock) plus the amount of dividends that have accrued, compounded and been added as of the most recent Compounding Date (as defined below). Accrued and unpaid dividends shall not be paid in cash but instead shall compound and be added to the Accreted Value in effect immediately prior to the Compounding Date, on a quarterly basis on March 31st, June 30th, September 30th and December 31st of each year (each such date, a "Compounding Date"), whether or not declared by the Board of Directors of the Company. In addition, so long as any shares of Series A Preferred Stock are outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on the Common Stock or any other equity securities of the Company until all dividends on the Series A Preferred Stock shall have been paid or declared and set apart other than (i) any payment due pursuant to the Contingent Value Rights Agreement (the "Rights Agreement"), dated as of August 2, 2002 between the Company and StockTrans, Inc., as trustee and Fred Furman as representative, without giving effect to any amendments, waivers or modifications thereof, (ii) any payments to CapitalSource Holdings LLC ("CapitalSource") in connection with an exercise of its "put right" under Section 10 of the Common Stock Purchase Warrants issued to CapitalSource on August 5, 2002, as in effect on the date of the Purchase Agreement (the "CapitalSource Warrant") and (iii) any payments to The 1818 Mezzanine Fund II, L.P., and its affiliates (the "1818 Fund") in connection with an exercise of its rights pursuant to Article XIII of that certain Securities Purchase Agreement dated as of June 28, 2002 (the "1818 Securities Purchase Agreement") by and between Old PSI and the 1818 Fund, as in effect on January 6, 2003.

        Voting.    As set forth in the Certificate of Designations, and except as otherwise provided by applicable law, the holders of the shares of Series A Preferred Stock (i) shall be entitled to vote with the holders of the Common Stock on all matters submitted for a vote of holders of Common Stock, (ii) shall be entitled to one vote per share of Series A Preferred Stock (subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Common Stock) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the certificate of incorporation and bylaws of the Company.

        In addition, the Certificate of Designations provides that the Company may not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of Series A Preferred Stock then outstanding, voting together as a single class, (i) amend, add or repeal, or repeal any provision of, or add any provision to, the Company's certificate of incorporation, as amended, or bylaws if such action would alter or change the voting rights provisions of the Certificate of Designations or otherwise adversely alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred Stock or otherwise adversely affect the holders of Series A Preferred Stock as a class; (ii) offer, sell, designate, authorize or issue shares of any class or series of stock having any preference or priority as to dividends or redemption rights, liquidation preferences, conversion rights or voting rights, superior to or on a parity with any preference or priority of the Series A Preferred Stock; (iii) authorize or issue any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock of the Company having any preference or priority as to dividends or redemption rights, liquidation preferences, conversion rights or voting rights, superior to or on a parity with any preference or priority of the Series A Preferred Stock; (iv) reclassify any shares of capital stock of the Company into shares having any preference or priority as to dividends or redemption rights, liquidation preferences, conversion rights, or voting rights, superior to or on a parity with any preference or priority of the Series A Preferred Stock; (v) increase the number of shares of Series A Preferred Stock authorized pursuant to the Certificate of Designations or, except at the First Funding or the Second Funding, issue any shares of Series A Preferred Stock; or (vi) pay or declare any dividend, whether in cash or property, or make any other distribution on, any Common Stock or other equity securities of the Company other than any payment due (A) pursuant to the Rights Agreement, (B) to CapitalSource in connection with an exercise of its "put right" under Section 10 of the CapitalSource Warrant or (C) to the 1818 Fund in connection with its rights under Article XIII of the 1818 Securities Purchase Agreement.

        In addition, the Purchase Agreement provides that, without the prior written consent of all of the purchasers thereunder, the Company shall not take any action prior to the Second Funding that would (i) (A) require the consent of the holders of Series A Preferred Stock under the above-described provisions of the Certificate of Designations or (B) result in an adjustment to the conversion price of the Series A Preferred Stock under the Section of the Certificate of Designations providing for such adjustment, in each case assuming that the Certificate of Designations was in effect and that the shares of Series A Preferred Stock were issued or (ii) reasonably be expected to cause the representations and warranties of the Company contained in the Purchase Agreement to cease to be true and correct in all material respects.

        Liquidation Preference.    In the event of the Company's liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person, the holders of the Series A Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of common stock; provided, that the Company shall not pay any amounts (including dividends) in respect of the Series A Preferred Stock in a liquidation unless (i) all obligations of the Company under that certain Revolving Credit and Term Loan Agreement (the "Capital Source Credit Agreement") dated as of November 30, 2001 by and among the Company, such other borrowers signatory thereto, and CapitalSource Finance LLC due to CapitalSource Finance LLC (or its affiliates) in such liquidation pursuant to the terms of the Capital Source Credit Agreement and the notes issued thereunder have first been paid in full and (ii) all amounts due to the 1818 Fund (or its affiliates) in such liquidation pursuant to the terms of the 1818 Securities Purchase Agreement and the notes issued thereunder have first been paid in full.

        The liquidation preference is equal to the amount originally paid for the Series A Preferred Stock, or $5.50 per share, plus accrued and unpaid dividends. However, if a holder of Series A Preferred Stock would receive more upon liquidation by converting its shares into Common Stock then such holder shall not receive any amounts under the Section of the Certificate of Designations providing for a liquidation preference for holders of shares of Series A Preferred Stock, but shall be treated as though such holder had converted into shares of Common Stock, whether or not such holder had elected to so convert.

        Board Representation.    The Purchase Agreement provides that, until such time as the purchasers thereunder exercise their rights, described below, under the Certificate of Designations to elect up to two members of the Board of Directors of the Company, Oak Investment Partners X and Oak Affiliates Fund X, collectively, may (i) until such time as they exercise the right described in clause (ii) below, appoint an observer to attend all board and committee meetings or (ii) require the Company to (A) increase the number of members of its Board of Directors by one and cause a designee of Oak Investment Partners X and Oak Affiliates Fund X to be appointed to fill such vacancy and (B) take reasonable actions to ensure that Christopher Grant, Jr. continues to serve as a member of the Company's Board of Directors. In addition, each of the purchasers under the Purchase Agreement has agreed in the Purchase Agreement, among themselves, that prior to the First Funding (and, if the First Funding occurs, so long as at least 66 2/3% of the shares of Series A Preferred Stock originally issued to Salix Ventures II, L.P. and Salix Affiliates II, L.P. ("collectively, "Salix") pursuant to the Purchase Agreement continue to be held by Salix), none of such purchasers will vote in favor of, or recommend, the removal of Christopher Grant, Jr. from the Board of Directors of the Company (provided that this shall not be deemed to prohibit a removal of Christopher Grant, Jr. as a director for cause, to the extent applicable under the Delaware General Corporation Law, as in effect from time to time).

        The Certificate of Designations provides that, upon completion of the First Funding, the holders of shares of Series A Preferred Stock, voting as a single class, shall be entitled to elect up to two members of the Board of Directors of the Company, each of whom shall be nominated by the holders of a majority of the outstanding Series A Preferred Stock and, in the event that the holders of a majority of the Series A Preferred Stock issued at the First Funding elect to exercise such right, the number of directors then constituting the Board of Directors shall be increased, if necessary, in order to provide for a total of two additional Board seats. Whenever a majority of the total number of shares of Series A Preferred Stock issued at the First Funding and the Second Funding have been converted into Common Stock pursuant to the Certificate of Designations or have been transferred by the initial holders thereof or an affiliate of the initial holders to a person or entity that is not an affiliate of the initial holders, then the right of the holders of the Series A Preferred Stock to elect such additional director(s) shall cease, and the term of office of any person elected as director by the holders of the Series A Preferred Stock shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly.

        Stockholder Approval.    The Company has agreed to provide to each stockholder entitled to vote at the next meeting of stockholders of the Company (which the Company has agreed to cause to occur as soon as commercially reasonable after the date of the Purchase Agreement, but in any event on or before January 31, 2003), a proxy statement, soliciting each such stockholder's affirmative vote at such stockholder meeting for approval of an amendment to the Company' certificate of incorporation authorizing additional shares of preferred stock, the Certificate of Designations and the Company's issuance of shares of Common Stock upon the conversion or exercise of the securities issued at the First Funding and the Second Funding, all in accordance with applicable law and the rules and regulations of the Nasdaq National Market, and the Company has agreed to solicit its stockholders' approval of such issuance of securities. Such solicitation shall include the recommendation of the Board of Directors to the Company's stockholders that they vote in favor of such issuance of securities, unless the Board of Directors determines in good faith after consultation with counsel to the Company that making such recommendation would be inconsistent with the Board of Directors' fiduciary duties under applicable law, in which case, the Company shall submit such matter to the Company's stockholders without such recommendation.

        Registration of Shares of Common Stock for Resale.    In connection with, and pursuant to, the Purchase Agreement, Oak Investment Partners X and Oak Affiliates Fund X entered into a registration rights agreement with the Company and other investors, dated as of January 6, 2003 (the "Registration Rights Agreement"), listed as Exhibit E hereto. Pursuant to the Registration Rights Agreement, the Company has agreed to file, no later than the earlier of (i) 90 days prior to the first anniversary of the First Funding Date or (ii) 30 days after the expiration of the lock-up provisions set forth in Purchase Agreement if Form S-3 is available for such registration (or 60 days after the expiration of the lock-up provisions set forth in the Purchase Agreement if Form S-3 is unavailable for such registration), a registration statement with the Commission covering the resale of shares of the Common Stock issuable upon conversion of the Series A Preferred Stock as well as all shares of Common Stock presently held by Oak Investment Partners VII and Oak Affiliates Fund VII.

        The Company has agreed to use thereafter its best efforts to have each registration statement declared effective no later than the first anniversary of the First Funding Date. The Company has also agreed to use thereafter its best efforts to keep each registration statement effective at all times until the date on which all of the shares of Common Stock covered by such registration statement have been sold.

        Lock-Up Agreement.    Pursuant to the Purchase Agreement, each of the purchasers thereunder, including, without limitation, Oak Investment Partners X and Oak Affiliates Fund X, has agreed with the Company not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Series A Preferred Stock, or any shares of Common Stock issued upon conversion thereof, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, without the prior written consent of the Company until one year after the date of the First Funding (with certain exceptions and subject to early termination upon the occurrence of certain events, including the acquisition of the Company by another person or entity and certain breaches by the Company of certain of its obligations). The foregoing restrictions will lapse as to 50% of the shares of Series A Preferred Stock, or any shares of Common Stock issued upon conversion thereof, held by Oak Investment Partners X and Oak Affiliates Fund X on the first anniversary of the First Funding and as to the remaining shares of Series A Preferred Stock, or any shares of Common Stock issued upon conversion thereof, held by Oak Investment Partners X and Oak Affiliates Fund X on the 18 month anniversary of the First Funding.

        Change in Control.    Pursuant to the Purchase Agreement, the Company has agreed that, so long as Oak Investment Partners X and Oak Affiliates Fund X beneficially own any shares of Series A

Preferred Stock, or any shares of Common Stock issued upon conversion thereof, the Company shall not, except as may be required by the fiduciary duties of the Company's Board of Directors, take any action that would, directly or indirectly, have the proximate effect of increasing the collective ownership percentage of Oak Investment Partners X and Oak Affiliates Fund X of the Common Stock of, or the collective voting power of Oak Investment Partners X and Oak Affiliates Fund X with respect to, the Company such that an acceleration of the repayment obligations under any of certain subordinated notes of the Company based on a "change of control" (as defined in such notes) would be triggered. In addition, Oak Investment Partners X and Oak Affiliates Fund X have agreed that, for so long as Oak Investment Partners X and Oak Affiliates Fund X, collectively, own shares of Series A Preferred Stock, they shall not acquire shares of Common Stock from a third party (other than the Company) if, immediately after, and as a result of, such acquisition, a "Change of Control" (as defined in the Certificate of Designations for purposes of determining whether a liquidation of the Company has occurred) shall have occurred; provided, that none of the following shall be deemed to be a violation of this provision of the Purchase Agreement: (x) the accrual of dividends on shares of Series A Preferred Stock, (y) an adjustment to the conversion price of the Series A Preferred Stock pursuant to Section 4 (relating to dividends) of the Certificate of Designations, or (z) an increase in Oak Investment Partners X and Oak Affiliates Fund X's percentage voting power as a result of any repurchase or redemption of securities by the Company.

        Voting Agreement.    In connection with the transactions contemplated by the Purchase Agreement, the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto entered into a Third Amended and Restated Voting Agreement dated January 6, 2003 (the "Voting Agreement"). Pursuant to the Voting Agreement, until the Vote Termination Date (as defined below), (i) at any annual or special meeting or other action of the stockholders of the Company called for the purpose of electing directors of the same class as Joseph Donlan (or his successor 1818 Fund designee to the Company's Board of Directors) to or removing directors of the same class as Joseph Donlan (or his successor 1818 Fund designee to the Company's Board of Directors) from the Company's Board of Directors, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and the other investors party to the Voting Agreement other than the 1818 Fund (collectively, the "Voting Agreement Investors") agree to vote all of their shares of capital stock of the Company to cause one member of the Board of Directors of the Company to be a person designated by 1818 Fund and (ii) unless otherwise provided for in the Voting Agreement, in the event of any termination, removal or resignation of any director designated as described in the foregoing clause (i) the Voting Agreement Investors agree that they shall vote their shares to cause such vacancy to be filled in accordance with the provisions described in the foregoing clause (i). The "Vote Termination Date" is defined as the date on which both (x) the indebtedness owed to the 1818 Fund under the 1818 Securities Purchase Agreement has been repaid in full; and (y) either of the following has happened: (i) the 1818 Fund owns less than 50% of the shares of stock (assuming exercise of the warrants issued to the 1818 Fund pursuant to the 1818 Securities Purchase Agreement) issued pursuant to the 1818 Securities Purchase Agreement, or (ii) the fifth anniversary of the date of the Voting Agreement has occurred.

        The foregoing summary of the Purchase Agreement, the Certificate of Designation, the Registration Rights Agreement, the Voting Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement and the Voting Agreement, listed as Exhibits C, D, E and F hereto, respectively, and incorporated herein by reference.

        Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

        (a) and (b)  The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 7,738,641 shares of Common Stock outstanding as of January 3, 2003, as represented by the Company in the Purchase Agreement.

        Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

        (c)  Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

        (d)  Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

        (e)  Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

        Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

        Except as described above in this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Agreement of Reporting Persons, dated January 7, 2003, among the Reporting Persons.
Exhibit B
Power of Attorney for Oak Investment Partners X, Oak Affiliates Fund X, Oak Associates X, Oak X Affiliates and David B. Walrod; Power of Attorney for Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII, Oak VII Affiliates, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Frederic W. Harman and Ann H. Lamont previously filed by those Reporting Persons with the Commission on August 5, 2002.
Exhibit C
Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the investors named therein (filed as Appendix B to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).
Exhibit D
Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).
Exhibit E
Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).
Exhibit F
Third Amended and Restated Voting Rights Agreement dated January 6, 2003 by and among the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto (filed as Exhibit 4.5 to the Company's Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: January 7, 2003

Entities:

Oak Investment Partners VII, Limited Partnership
Oak Associates VII, LLC
Oak VII Affiliates Fund, Limited Partnership
Oak VII Affiliates, LLC
Oak Investment Partners X, Limited Partnership
Oak Associates X, LLC
Oak X Affiliates Fund, Limited Partnership
Oak X Affiliates, LLC
Oak Management Corporation
	By:	/s/ EDWARD F. GLASSMEYER Edward F. Glassmeyer, as General Partner or Managing Member or as Attorney-in-fact for the above-listed entities
Individuals:
Bandel L. Carano Gerald R. Gallagher Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont David B. Walrod
	By:	/s/ EDWARD F. GLASSMEYER Edward F. Glassmeyer, Individually and as Attorney-in-fact for the above-listed individuals

INDEX TO EXHIBITS

		Page
EXHIBIT A	Agreement of Reporting Persons, dated January 7, 2003, among the Reporting Persons.	30
EXHIBIT B	Power of Attorney for Oak Investment Partners X, Oak Affiliates Fund X, Oak Associates X, Oak X Affiliates and David B. Walrod; Power of Attorney for Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII, Oak VII Affiliates, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Frederic W. Harman and Ann H. Lamont previously filed by those Reporting Persons with the Commission on August 5, 2002.	31
EXHIBIT C
	Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the investors named therein (filed as Appendix B to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).
EXHIBIT D
	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).
EXHIBIT E
	Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company's Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).
EXHIBIT F
	Third Amended and Restated Voting Rights Agreement dated January 6, 2003 by and among the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto (filed as Exhibit 4.5 to the Company's Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).

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Amendment No. 1 to Statement on Schedule 13D
Signature
INDEX TO EXHIBITS